PRESS RELEASE

NORTHERN PERU COPPER CORP.

NEW ISSUE OFFERING OF COMMON SHARES

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

Northern Peru Copper Corp. (“NOC” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc. and Canaccord Capital Corporation under which the underwriters have agreed to buy 3,300,000 common shares from NOC at an issue price of $6.60 per common share, representing an aggregate offering of $21,780,000. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the offering, exercisable at the issue price. The Company expects to file a preliminary short form prospectus with the securities regulatory authorities to qualify the common shares for distribution. Closing is expected on or about March 8, 2007.

The Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is subject to the approval of regulatory authorities. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Contact Name:	Mr. David Strang
Contact Phone Number	(604) 687-0407